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                                                   |      OMB APPROVAL         |
                                                   |OMB Number:      3235-0145 |
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                                (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                           (AMENDMENT NO. ________)*

                                DTM Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $.0002 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  23333L 10 3
                    ---------------------------------------
                                (CUSIP Number)

                               Anthony Mariotti
                                Managing Member
                         Proactive Finance Group, LLC
                        221 West 6th Street, Suite 1520
                              Austin, Texas 78701
                                (512) 481-1495
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   Copies to:
                                P. Steven Hacker
                        Gray Cary Ware & Freidenrich LLP
                        100 Congress Avenue, Suite 1440
                              Austin, Texas 78701
                                 (512) 457-7035

                                January 2, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-91)

-----------------------
  CUSIP NO. 23333L 10 3          SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Proactive Finance Group, LLC ("Proactive")             74-2848895
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      WC, 00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      TEXAS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            3,157,190/1/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        3,157,190/1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

         50.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        CO
------------------------------------------------------------------------------

--------------------
/1/ On January 2, 1999, Proactive entered into a Stock Purchase Agreement with The B.F. Goodrich Company ("Goodrich"), pursuant to which, upon the terms and conditions set forth therein, Goodrich agreed to sell, and Proactive agreed to purchase, 3,157,190 shares of the Common Stock, par value $.0002 per share, of DTM Corporation, a Texas corporation. In addition, Goodrich agreed in such Stock Purchase Agreement to certain restrictions on the voting of its shares as set forth in Item 5 below.

-----------------------
  CUSIP NO. 23333L 10 3          SCHEDULE 13D
-----------------------



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------
  CUSIP NO. 23333L 10 3          SCHEDULE 13D
-----------------------

Item 1.  Security and Issuer.

         This Schedule 13D relates to the Common Stock, par value $.0002 per share ("Common Stock"), of DTM Corporation, a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1611 Headway Circle, Building 2, Austin, Texas 78754.

Item 2.  Identity and Background.

         This Statement is being filed on behalf of Proactive Finance Group, LLC, a Texas limited liability company ("Proactive"), having its principal office located at 221 West 6th Street, Suite 1520, Austin, Texas 78701.

         Proactive is a financial advisory firm.

         During the last five years, Proactive has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The table set forth in Exhibit 1 is incorporated herein by reference and lists the name, principal occupation or employment for the managing member of Proactive. The business address for the managing member of Proactive is 221 West 6th Street, Suite 1520, Austin, Texas 78701. To the knowledge of Proactive, the managing member has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Proactive is a citizen of the state of Texas.

Item 3.  Source and Amount of Funds or Other Consideration.

         On January 2, 1999, Proactive entered into a Stock Purchase Agreement (the "Agreement") with The B.F. Goodrich Company ("Goodrich") which provides, among other things and upon the terms and conditions set forth therein, that Goodrich will sell, and Proactive will purchase, all of Goodrich's right, title and interest in and to (a) 3,157,190 shares of the issued and outstanding Common Stock of the Issuer (the "Shares") and (b) approximately $907,000 owed by the Issuer to Goodrich (the "Debt"). The aggregate investment cost of Proactive in the Shares and the Debt is $3,500,000. Under the Agreement, Goodrich has also agreed to certain restrictions on its voting of the Shares with respect to any proposed mergers, sale of assets, or other reorganizations or similar transactions involving the Issuer.

         By its terms, the Agreement terminates on February 15, 1999 if all of the conditions to closing have not been satisfied or waived and the transactions have not been consummated. No monetary consideration has been tendered to date. In the event that the transactions contemplated by the Agreement are consummated (the "Closing"), Proactive intends to obtain the necessary funds from investment capital that may be available to Proactive. The Agreement is attached hereto as
Exhibit 2.

-----------------------
  CUSIP NO. 23333L 10 3          SCHEDULE 13D
-----------------------

Item 4.  Purpose of Transaction.

         The Shares are approximately 50.2% of the outstanding Common Stock of the Issuer and as such represent a substantial equity interest in the Issuer. Proactive's intends to acquire the Shares for investment purposes and to evaluate the performance of such Shares as an investment. In so doing, Proactive will continually assess the Company's financial condition, results of operations and prospects, and general economic and industry conditions.

         It is expected that immediately following the Closing the products and services previously provided by the Issuer will continue as its principal business activity. The Agreement provides that contemporaneously with the Closing, each of Robert D. Koney Jr., Marshall O. Larsen, and Les C. Vinney shall resign from his position as a member of the Board of Directors of Issuer (the "Board")and that the vacancies created thereby will be filled by Anthony Mariotti, Samuel A. Myers, and Larry Goldstein.

         As a condition precedent to Closing, the Board was required to approve the transactions contemplated by the Agreement. The Board approved such transactions on January 11, 1999.

Item 5.  Interest in Securities of the Issuer.

         Proactive is deemed to have beneficial ownership, as defined in Rule 13d-3, of an aggregate of 3,157,190 shares, which represent approximately 50.2% of the total number of outstanding shares of Common Stock of the Issuer. Under the Agreement, Goodrich has also agreed to certain restrictions on its voting with respect to any proposed mergers, sale of assets, or other reorganizations or similar transactions involving the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Upon the Closing, Goodrich and Proactive will enter into the Assignment and Assumption Agreement attached hereto as Exhibit 3 (the "Assignment Agreement") which provides, among other things, that Goodrich will assign to Proactive all of its right, title and interest in and to that certain Amended and Restated Shareholders' Agreement, dated April 30, 1996, by and among the Issuer and certain of its shareholders, as amended and restated (the "Shareholders' Agreement"). The Shareholders' Agreement was filed by the Issuer on May 21, 1996 as Exhibit 10.11 to its Registration Statement (No. 333-04173) on Form S-1, as amended, and is incorporated herein by reference.

-----------------------
  CUSIP NO. 23333L 10 3          SCHEDULE 13D
-----------------------


                                 Exhibit Index
                                 -------------

  EXHIBIT NO.      DESCRIPTION
  -----------      -----------

        1.         Managing Member of Proactive

        2. Stock Purchase Agreement, dated January 2, 1999, between Proactive and Goodrich

        3.         Assignment and Assumption Agreement

-----------------------
  CUSIP NO. 23333L 10 3          SCHEDULE 13D
-----------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    January 12, 1999
          ----------------


                                         PROACTIVE FINANCE GROUP, LLC,
                                         a Texas limited liability company



                                         By: /s/ Anthony Mariotti
                                            ---------------------------------
                                            Anthony Mariotti
                                            Managing Member